Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 4 to the joint Registration Statement (Form S-4 No. 333-282630) and related joint Proxy Statement/Prospectus of Lions Gate Entertainment Corp. and Lionsgate Studios Holding Corp. for the registration of new classes of common stock of Lions Gate Entertainment Corp. and Lionsgate Studios Holding Corp. and to the incorporation by reference therein of our reports dated May 30, 2024, with respect to the consolidated financial statements and schedule of Lions Gate Entertainment Corp., and the effectiveness of internal control over financial reporting of Lions Gate Entertainment Corp., included in its Annual Report (Form 10-K) for the year ended March 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

February 21, 2025